FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON SEPTEMBER 8th, 2016

1.         DATE, TIME AND PLACE: On September 8th, 2016, at 02:00 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Jean-Charles Henri Naouri; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The call to order was waived pursuant to paragraphs first and second of article 15 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. All of the members of the Company’s Board of Directors attended the meeting, namely, Messrs. Jean-Charles Henri Naouri, Arnaud Strasser, Carlos Mario Diez Gómez, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Ronaldo Iabrudi dos Santos Pereira and Yves Desjacques.

4.         AGENDA: (i) Analysis and deliberation about the 20-F Form; and (ii) Analysis and deliberation about the election of Mrs. Daniela Sabbag Papa for the position of Investor Relations Officer.

5.         RESOLUTIONS: As the meeting was commenced, Messrs. Members of the Board of Directors examined the item comprised in the Agenda and decided as following:

5.1.      Analysis and deliberation about the 20-F Form: after discussions, Messrs. Members of the Board of Directors resolved, pursuant to the recommendation of the Audit Committee and considerations by the Corporate Governance Committee, to approve the Form 20-F, as well as authorized the Company’s Board of Executive Officers to take all the necessary measures for the disclosure of the Form 20-F herein approved by remittance to the Securities Exchange Commission - SEC. After the deliberation, Mr. Chairman thanked the comments made and moved on to the next item of the Agenda;

5.2.      Analysis and deliberation about the election of Mrs. Daniela Sabbag Papa for the position of Investor Relations Officer: after discussions, Messrs. Members of the Board of Directors decided to elect Mrs. Daniela Sabbag Papa, Brazilian, married, business administrator, bearer of Identity Card RG No. 23.508.281-8, SSP/SP, enrolled with the CPF/ MF under No. 262.945.628-56, to the position of Investor Relations Officer. On this date, Mr. Christophe José Hidalgo has presented a letter of resignation to the position of Investor Relations Officer for which he was been elected on May 9th, 2016, remaining in the exercise of the position of Vice President of Finance.

5.2.1.   The Officer herein elected declares, under the penalties of law, has not practiced any of the crimes provided by law that prevents her from performing business activities, being aware of Article 147 of Law No. 6,404/76. The Officer will take office in the position by signing the respective term of office, drawn up in the proper book.

5.2.2.   Thus, Messrs. Members of the Board of Directors took notice that on May 1st , 2016, Mr. Luis Emilio Moreno Sanchez, Spanish, widower and business administrator, bearer of Identity Card RNE G249452-D, enrolled with the CPF/MF under No. 076.111.411-47, domiciled and resident in the City and State of São Paulo, with offices at Avenida Brigadeiro Luis Antônio, No. 3.142, Jardim Paulista, in the City of São Paulo, State of São Paulo, took office as Vice-President Officer of Multivarejo Business of the Company, considering the approval of the Ministry of Labor and Employment in the concurrence process in order to include in its permanent visa the function for which he was elected on March 22nd, 2016.

5.2.3.   In virtue of the resolutions taken above, the configuration of the Company’s Board of Executive Officers is consolidated herein as follows: (i) Chief Executive Officer: Ronaldo Iabrudi dos Santos Pereira; (ii) Chief Financial Officer: Christophe José Hidalgo; (iii) Vice President of Human Resources and Management: Antônio Sérgio Salvador dos Santos; (iv) Vice President of Multivarejo Business: Luis Emilio Moreno Sanchez; (v) Officer of Wholesale Business: Belmiro de Figueiredo Gomes; (vi) Investor Relations Officer: Daniela Sabbag Papa; and (vii) Executive Officer: Marcos Baruki Samaha.

6.         APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to discuss, the meeting was suspended for drafting of these minutes. When the meeting was reopened, theses minutes were read, approved and executed by all those who attended the meeting. São Paulo, September 08th, 2016. Conduction of the Meeting: Chairman - Mr. Jean-Charles Henri Naouri; Secretary - Mrs. Ana Paula Tarossi Silva. Attending Members of the Board of Directors: Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Diez Gómez, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Ronaldo Iabrudi Pereira dos Santos and Yves Desjacques.

7.         CERTIFICATE: I hereby declare that these minutes are a true copy of the minutes recorded in the Book of Registry of Minutes of Meetings of the Company’s Board of Directors.

_____________________________

Ana Paula Tarossi Silva

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: September 08, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.